================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                       ----------------------------------

                                    FORM 11-K

      (Mark One)

|X|   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

      For the year ended December 31, 1998        Commission file number 1-9553

                                       OR

| | Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                             VIACOM INVESTMENT PLAN
             ------------------------------------------------------
                            (Full title of the plan)

                                   VIACOM INC.
             ------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                                  1515 Broadway
                            New York, New York 10036
             ------------------------------------------------------
                    (Address of principal executive offices)

================================================================================

                             VIACOM INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                      INDEX
                                      -----
                                                                      Pages
                                                                      -----
(a) Financial Statements:
      Report of Independent Accountants.........................        1

      Statement of net assets available for benefits, with fund
        information at December 31, 1998........................      2 - 3

      Statement of net assets available for benefits, with fund
        information at December 31, 1997........................      4 - 5

      Statement of changes in net assets available for benefits, with fund information for the year ended December 31,
        1998....................................................      6 - 7

      Statement of changes in net assets available for benefits, with fund information for the year ended December 31,
        1997....................................................      8 - 9

      Notes to financial statements.............................     10 - 19

                                                                    Schedules
                                                                    ---------
      Additional information:
        Item 27a - Schedule of assets held for investment
           purposes at December 31, 1998........................        I
        Item 27d - Schedule of reportable transactions for the
           year ended December 31, 1998.........................       II

      All other schedules are omitted as not applicable or not required.

(b) Exhibit:

      I - Consent of Independent Accountants

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                            VIACOM INVESTMENT PLAN


Date: June 28, 1999                         By: /s/ Barbara Mickowski
                                                ---------------------
                                                    Barbara Mickowski

                                       Member of the Retirement Committee

Report of Independent Accountants

To the Participants and
Administrator of the
Viacom Investment Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Viacom Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, as a result of the sale of the educational, professional and reference publishing businesses ("Non-Consumer Publishing") to Pearson plc on November 27, 1998, the Plan transferred the assets held for the participants from Non-Consumer Publishing to a qualified plan sponsored by Pearson plc. Effective January 1, 1997, the Savings and Investment Plan for Employees of PVI Transmission and Paramount Distribution Inc. merged with and into the Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information are the responsibility of the Plan's management. These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
June 28, 1999

                             VIACOM INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1998
                                -----------------
                              (continued on Page 3)

                                                                         Participant Directed
                                      ----------------------------------------------------------------------------------------------
                                         Putnam       Putnam     Putnam Fund      Putnam        Certus        Putnam
                                        Voyager        Vista    for Growth &    U.S. Gov't     Interest    Money Market  Europacific
                                          Fund         Fund        Income      Income Trust   Income Fund      Trust     Growth Fund
                                          ----         ----        ------      ------------   -----------      -----     -----------
Assets:
-------
Investments, at fair value:
   Registered investment companies .. $111,423,581  $3,365,548   $64,456,221    $1,219,221                  $  354,016   $21,950,038
   Viacom Inc. common stock .........
   Investments in other .............
   Loans to participants ............

Investments, at contract value:
   Plan's interest in Master Trust ..                                                         $92,315,381
                                      ------------  ----------   -----------    ----------    -----------   ----------   -----------

           Total investments ........  111,423,581   3,365,548    64,456,221     1,219,221     92,315,381      354,016    21,950,038

Cash and cash equivalents ...........

Receivables:
   Investment income ................
   Contributions:
      Employee ......................      230,642                   126,698                       70,914                     72,369
      Employer ......................
                                      ------------  ----------   -----------    ----------    -----------   ----------   -----------

Total Assets ........................  111,654,223    3,365,548   64,582,919     1,219,221     92,386,295      354,016    22,022,407

Liabilities:
------------
   Payable to other plan ............                                                          35,742,504
                                      ------------  ----------   -----------    ----------    -----------   ----------   -----------

Net assets available for benefits ... $111,654,223   $3,365,548  $64,582,919    $1,219,221    $56,643,791   $  354,016   $22,022,407
                                      ============   ==========  ===========    ==========    ===========   ==========   ===========

               See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1998
                                -----------------
                                   (continued)

                                                              Participant Directed
                                      --------------------------------------------------------------------------------
                                                        Putnam        Putnam      Putnam      Viacom Inc.
                                       George Putnam   Investors      S&P 500     Income     Common Stock     Loan
                                      Fund of Boston     Fund       Index Fund     Fund          Fund         Fund
                                      --------------     ----       ----------     ----          ----         ----
Assets:
-------
Investments, at fair value:
  Registered investment companies ...   $17,974,563   $66,158,631  $10,562,118  $15,293,462
  Viacom Inc. common stock ..........                                                         $41,297,925
  Investments in other ..............                                                              96,901
  Loans to participants .............                                                                      $13,379,773

Investments, at contract value:
  Plan's interest in Master Trust ...
                                        -----------   -----------  -----------  -----------   -----------  -----------
           Total investments ........    17,974,563    66,158,631   10,562,118   15,293,462    41,394,826   13,379,773

Cash and cash equivalents ...........                                                             140,612

Receivables:
    Investment income ...............                                                                           31,883
    Contributions:
      Employee ......................        63,911       138,435       72,458       43,631        93,448
      Employer ......................
                                        -----------   -----------  -----------  -----------   -----------  -----------
Total Assets ........................    18,038,474    66,297,066   10,634,576   15,337,093    41,628,886   13,411,656

Liabilities:
------------

      Payable to other plan .........
                                        -----------   -----------  -----------  -----------   -----------  -----------
Net assets available for benefits ...   $18,038,474   $66,297,066  $10,634,576  $15,337,093   $41,628,886  $13,411,656
                                        ===========   ===========  ===========  ===========   ===========  ===========
                                        Non-Participant
                                            Directed
                                        ---------------
                                           Viacom Inc.
                                          Common Stock
                                              Fund            Total
                                              ----            -----
Assets:
-------

Investments, at fair value:
  Registered investment companies ...                     $312,757,399
  Viacom Inc. common stock ..........     $156,912,244     198,210,169
  Investments in other ..............          509,927         606,828
  Loans to participants .............                       13,379,773

Investments, at contract value:
  Plan's interest in Master Trust ...                       92,315,381
                                          ------------    ------------
           Total investments ........      157,422,171     617,269,550

Cash and cash equivalents ...........                          140,612

Receivables:
    Investment income ...............                           31,883
    Contributions:
      Employee ......................                          912,506
      Employer ......................          309,448         309,448
                                          ------------    ------------
Total Assets ........................      157,731,619     618,663,999

Liabilities:
------------

      Payable to other plan .........                       35,742,504
                                          ------------    ------------
Net assets available for benefits ...     $157,731,619    $582,921,495
                                          ============    ============

               See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997
                                -----------------
                              (continued on Page 5)

                                                                        Participant Directed
                                     -----------------------------------------------------------------------------------------------
                                        Putnam        Putnam     Putnam Fund     Putnam        Certus        Putnam
                                       Voyager        Vista      for Growth    U.S. Gov't     Interest     Money Market  Europacific
                                         Fund          Fund       & Income    Income Trust   Income Fund       Fund      Growth Fund
                                         ----          ----       --------    ------------   -----------       ----      -----------
Assets:
-------

Investments, at fair value:
   Registered investment companies.. $123,864,587   $3,598,512   $86,556,539   $ 1,392,901                 $   420,028   $27,128,767
   Viacom Inc. common stock ........
   Investments in other ............
   Loans to participants ...........

Investments, at contract value:
   Plan's interest in Master Trust..                                                         $88,386,734
                                     ------------   ----------   -----------   -----------   -----------   -----------   -----------
           Total investments........  123,864,587    3,598,512    86,556,539     1,392,901    88,386,734       420,028    27,128,767

Cash and cash equivalents ..........

Receivables:
    Investment income ..............
    Contributions:
      Employee......................      329,028                    196,148                      93,187                     108,548
      Employer .....................
                                     ------------   ----------   -----------   -----------   -----------   -----------   -----------
Net assets available for benefits... $124,193,615   $3,598,512   $86,752,687   $ 1,392,901   $88,479,921   $   420,028   $27,237,315
                                     ============   ==========   ===========   ===========   ===========   ===========   ===========

              See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997
                                -----------------
                                   (continued)

                                                                      Participant Directed
                                       ------------------------------------------------------------------------------------

                                                          Putnam       Putnam        Putnam       Viacom Inc.
                                       George Putnam     Investors     S&P 500       Income      Common Stock      Loan
                                       Fund of Boston      Fund      Index Fund       Fund           Fund          Fund
                                       --------------      ----      ----------       ----           ----          ----
Assets:
-------

Investments, at fair value:
  Registered investment companies ...  $  29,379,679   $67,246,352   $7,531,954    $26,727,666
  Viacom Inc. common stock ..........                                                             $36,968,097
  Investments in other ..............                                                                 277,540
  Loans to participants .............                                                                           $18,725,328

Investments, at contract value:
  Plan's interest in Master Trust ...
                                       -------------   -----------   ----------    -----------    -----------   -----------

           Total investments ........     29,379,679     67,246,352   7,531,954     26,727,666     37,245,637    18,725,328

Cash and cash equivalents ...........                                                                  73,882

Receivables:
    Investment income ...............                                                                                52,046
    Contributions:
      Employee ......................         65,052        179,470      44,056         54,570        110,470
      Employer ......................
                                       -------------   -----------   ----------    -----------    -----------   -----------

Net assets available for benefits ...  $  29,444,731   $67,425,822   $7,576,010    $26,782,236    $37,429,989   $18,777,374
                                       =============   ===========   ==========    ===========    ===========   ===========

                                         Non-Participant
                                             Directed
                                             --------

                                            Viacom Inc.
                                           Common Stock
                                               Fund             Total
                                               ----             -----
Assets:
-------

Investments, at fair value:
  Registered investment companies ...                       $373,846,985
  Viacom Inc. common stock ..........      $144,000,630      180,968,727
  Investments in other ..............           587,525          865,065
  Loans to participants .............                         18,725,328

Investments, at contract value:
  Plan's interest in Master Trust ...                         88,386,734
                                           ------------     ------------

           Total investments ........       144,588,155      662,792,839

Cash and cash equivalents ...........           649,791          723,673

Receivables:
    Investment income ...............                             52,046
    Contributions:
      Employee ......................                          1,180,529
      Employer ......................           390,980          390,980
                                           ------------     ------------

Net assets available for benefits ...      $145,628,926     $665,140,067
                                           ============     ============

               See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1998
                          ----------------------------
                              (continued on Page 7)

                                                                                   Participant Directed
                                                    -------------------------------------------------------------------------

                                                       Putnam        Putnam       Putnam Fund     Putnam      Certus Interest
                                                       Voyager       Vista         Growth &     U.S. Gov't        Income
                                                         Fund         Fund          Income     Income Trust        Fund
                                                         ----         ----          ------     ------------        ----
Additions (deductions) to net assets
    attributed to:

    Contributions:
        Employee .................................   $14,323,507                  $ 9,091,748                   $ 3,802,869
        Employer .................................
        Rollover .................................       670,350                      688,116                       699,415

    Investment income ............................    12,616,453   $   248,001      9,422,307   $    84,632

    Plan's interest in Master Trust
      investment income ..........................                                                                5,461,219

    Net appreciation (depreciation) in
    fair  value of investments ...................    16,539,790       323,617      3,489,421         3,802

    Interfund transfers and loan activity, net ...    (3,837,273)       49,722     (4,378,506)       (5,704)      8,825,304
                                                    ------------   -----------    -----------   -----------     -----------

       Total additions (deductions) ..............    40,312,827       621,340     18,313,086        82,730      18,788,807
                                                    ------------   -----------    -----------   -----------     -----------

Deductions to net assets attributed to:

    Participants benefits paid ...................    15,655,097       854,247     10,357,668       256,392      14,860,780

    Plan expenses ................................        15,853            57          9,584            18          21,653
                                                    ------------   -----------    -----------   -----------     -----------

       Total deductions ..........................    15,670,950       854,304     10,367,252       256,410      14,882,433
                                                    ------------   -----------    -----------   -----------     -----------

       Net increase (decrease) ...................    24,641,877      (232,964)     7,945,834      (173,680)      3,906,374

Transfer to other plan ...........................   (37,181,269)                 (30,115,602)                  (35,742,504)

Net assets available for benefits,
       beginning of year .........................   124,193,615     3,598,512     86,752,687     1,392,901      88,479,921
                                                    ------------   -----------    -----------   -----------     -----------

Net assets available for benefits, end of year ...  $111,654,223   $ 3,365,548    $64,582,919   $ 1,219,221     $56,643,791
                                                    ============   ===========    ===========   ===========     ===========

                                                    ---------------------------
                                                    Putnam Money
                                                       Market       Europacific
                                                        Trust       Growth Fund
                                                        -----       -----------
Additions (deductions) to net assets
    attributed to:

    Contributions:
        Employee .................................                  $ 4,891,062
        Employer .................................
        Rollover .................................                      324,654

    Investment income ............................   $    17,774      1,981,450

    Plan's interest in Master Trust
      investment income ..........................

    Net appreciation (depreciation) in
    fair value of investments ....................                    2,103,495

    Interfund transfers and loan activity, net ...       (31,945)    (1,956,322)
                                                     -----------    -----------

       Total additions (deductions) ..............       (14,171)     7,344,339
                                                     -----------    -----------

Deductions to net assets attributed to:

    Participants benefits paid ...................        51,836      3,182,997

    Plan expenses ................................             5          4,413
                                                     -----------    -----------

       Total deductions ..........................        51,841      3,187,410
                                                     -----------    -----------

       Net increase (decrease) ...................       (66,012)     4,156,929

Transfer to other plan ..........................                    (9,371,837)

Net assets available for benefits,
       beginning of year .........................       420,028     27,237,315
                                                     -----------    -----------

Net assets available for benefits, end of year ...   $   354,016    $22,022,407
                                                     ===========    ===========

               See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1998
                          ----------------------------
                                   (continued)

                                                                      Participant Directed
                                          --------------------------------------------------------------------------------------

                                                             Putnam          Putnam        Putnam      Viacom Inc.
                                           George Putnam    Investors        S&P 500       Income     Common Stock      Loan
                                          Fund of Boston      Fund         Index Fund       Fund          Fund          Fund
                                          --------------      ----         ----------       ----          ----          ----
Additions (deductions) to net assets
    attributed to:

Contributions:
    Employee ............................   $ 3,169,070    $ 8,478,890    $ 2,857,507   $ 2,696,018    $ 5,045,228
    Employer ............................
    Rollover ............................       291,727        499,999        434,927       296,990        282,438

Investment income .......................     3,239,325      4,075,966        293,401     1,741,850          7,793   $ 1,580,734

Plan's interest in Master Trust
    investment income ...................

Net appreciation (depreciation) in
    fair value of investments ...........       (53,804)    20,518,683      2,807,179      (704,081)    27,413,441

Interfund transfers and loan activity,
    net .................................      (875,979)     2,493,510      6,493,843       232,552       (275,592)      224,105
                                            -----------    -----------    -----------   -----------    -----------   -----------

    Total additions (deductions) ........     5,770,339     36,067,048     12,886,857     4,263,329     32,473,308     1,804,839
                                            -----------    -----------    -----------   -----------    -----------   -----------

Deductions to net assets attributed to:

Participants benefits paid ..............     3,619,573      8,338,352      1,437,860     4,094,759      5,397,421     1,797,449

Plan expenses ...........................        10,032         11,473          1,036         2,574          2,622
                                            -----------    -----------    -----------   -----------    -----------   -----------

    Total deductions ....................     3,629,605      8,349,825      1,438,896     4,097,333      5,400,043     1,797,449
                                            -----------    -----------    -----------   -----------    -----------   -----------

    Net increase (decrease) .............     2,140,734     27,717,223     11,447,961       165,996     27,073,265         7,390

Transfer to other plan ..................   (13,546,991)   (28,845,979)    (8,389,395)  (11,611,139)   (22,874,368)   (5,373,108)

Net assets available for benefits,
    beginning of year ...................    29,444,731     67,425,822      7,576,010    26,782,236     37,429,989    18,777,374
                                            -----------    -----------    -----------   -----------    -----------   -----------

Net assets available for benefits, end
    of year. ............................   $18,038,474    $66,297,066    $10,634,576   $15,337,093    $41,628,886   $13,411,656
                                            ===========    ===========    ===========   ===========    ===========   ===========

                                         Non-Participant
                                            Directed
                                            --------

                                           Viacom Inc.
                                          Common Stock
                                              Fund          Total
                                              ----          -----
Additions (deductions) to net assets
    attributed to:

Contributions:
    Employee ............................                 $ 54,355,899
    Employer ............................  $ 17,713,131     17,713,131
    Rollover ............................                    4,188,616

Investment income .......................     8,841,289     44,150,975

Plan's interest in Master Trust
    investment income ...................                    5,461,219

Net appreciation (depreciation) in
    fair value of investments ...........   105,061,784    177,503,327

Interfund transfers and loan activity,
    net .................................    (6,957,715)            --
                                           ------------   ------------

    Total additions (deductions) ........   124,658,489    303,373,167
                                           ------------   ------------

Deductions to net assets attributed to:

Participants benefits paid ..............    23,039,113     92,943,544

Plan expenses ...........................     1,079,650      1,158,970
                                           ------------   ------------

    Total deductions ....................    24,118,763     94,102,514
                                           ------------   ------------

    Net increase (decrease) .............   100,539,726    209,270,653

Transfer to other plan ..................   (88,437,033)  (291,489,225)

Net assets available for benefits,
    beginning of year ...................   145,628,926    665,140,067
                                           ------------   ------------

Net assets available for benefits, end
    of year. ............................  $157,731,619   $582,921,495
                                           ============   ============

               See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1997
                          ----------------------------
                              (continued on Page 9)

                                                                           Participant Directed
                                             ------------------------------------------------------------------------

                                                Putnam         Putnam     Putnam Fund      Putnam     Certus Interest
                                               Voyager         Vista       for Growth    U.S. Gov't       Income
                                                 Fund           Fund        & Income    Income Trust       Fund
                                                 ----           ----        --------    ------------       ----
Additions (deductions) to net assets
    attributed to:

    Contributions:
        Employee ..........................  $ 15,237,925                 $ 9,051,632                  $  4,035,240
        Employer ..........................
        Rollover ..........................     1,253,913                   1,234,566                       318,501

    Investment income .....................     7,568,210   $   302,842    11,542,266   $   142,967

    Plan's interest in Master Trust
      investment income ...................                                                               5,592,790

    Net appreciation (depreciation) in
      fair value of investments ...........    19,762,227       748,941     5,801,340        38,504

    Interfund transfers and loan
      activity, net .......................    (7,993,298)      119,781     1,950,838       (60,566)         33,768
                                             ------------   -----------   -----------   -----------    ------------

        Total additions (deductions) ......    35,828,977     1,171,564    29,580,642       120,905       9,980,299
                                             ------------   -----------   -----------   -----------    ------------

Deductions to net assets attributed to:

    Participants benefits paid ............    19,319,034     4,347,150    13,219,441     1,299,424      20,742,100

    Plan expenses .........................        25,943           159        14,910            56         398,529
                                             ------------   -----------   -----------   -----------    ------------

        Total deductions ..................    19,344,977     4,347,309    13,234,351     1,299,480      21,140,629
                                             ------------   -----------   -----------   -----------    ------------

        Net increase (decrease) ...........    16,484,000    (3,175,745)   16,346,291    (1,178,575)    (11,160,330)

Transfer from other plans .................     3,534,153                   1,629,287                       598,000

Net assets available for benefits,
    beginning of year .....................   104,175,462     6,774,257    68,777,109     2,571,476      99,042,251
                                             ------------   -----------   -----------   -----------    ------------

Net assets available for benefits, end of
    year ..................................  $124,193,615   $ 3,598,512   $86,752,687   $ 1,392,901    $ 88,479,921
                                             ============   ===========   ===========   ===========    ============

                                             -------------------------
                                             Putnam Money
                                                Market     Europacific
                                                 Fund      Growth Fund
                                                 ----      -----------
Additions (deductions) to net assets
    attributed to:

    Contributions:
        Employee ..........................                $ 5,289,605
        Employer ..........................
        Rollover ..........................                    621,377

    Investment income .....................    $  38,045     2,306,223

    Plan's interest in Master Trust
      investment income ...................

    Net appreciation (depreciation) in
      fair value of investments ...........                    (76,754)

    Interfund transfers and loan
      activity, net .......................      178,178      (373,384)
                                               ---------   -----------

        Total additions (deductions) ......      216,223     7,767,067
                                               ---------   -----------

Deductions to net assets attributed to:

    Participants benefits paid ............      732,601     2,585,677

    Plan expenses .........................           17         8,563
                                               ---------   -----------

        Total deductions ..................      732,618     2,594,240
                                               ---------   -----------

        Net increase (decrease) ...........     (516,395)    5,172,827

Transfer from other plans .................                    416,243

Net assets available for benefits,
    beginning of year .....................      936,423    21,648,245
                                               ---------   -----------

Net assets available for benefits, end of
    year ..................................    $ 420,028   $27,237,315
                                               =========   ===========

               See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1997
                          ----------------------------
                                   (continued)

                                                                     Participant Directed
                                           ------------------------------------------------------------------------------------

                                                              Putnam        Putnam       Putnam       Viacom Inc.
                                            George Putnam    Investors      S&P 500      Income      Common Stock      Loan
                                           Fund of Boston      Fund       Index Fund      Fund           Fund          Fund
                                           --------------      ----       ----------      ----           ----          ----
Additions (deductions) to net assets
    attributed to:

    Contributions:
        Employee .........................   $ 3,096,688    $ 7,466,756   $  574,415   $ 2,814,084    $ 5,421,655
        Employer .........................
        Rollover .........................       318,277        835,957      328,835       205,401        199,626

    Investment income ....................     2,787,771      6,284,907                  1,767,018         17,871   $ 1,496,199

    Plan's interest in Master Trust
      investment income ..................

    Net appreciation (depreciation) in
      fair value of investments ..........     2,452,942     10,582,763      385,476       400,588      6,416,988

    Interfund transfers and loan
      activity, net ......................      (432,508)     1,331,396    6,460,173      (290,815)    (1,060,681)      890,810
                                             -----------   ------------   ----------   -----------   ------------   -----------

       Total additions ...................     8,223,170     26,501,779    7,748,899     4,896,276     10,995,459     2,387,009
                                             -----------   ------------   ----------   -----------   ------------   -----------

Deductions to net assets attributed to:

    Participants benefits paid ...........     2,685,838      5,212,775      172,386     2,709,200      3,975,336     3,399,436

    Plan expenses ........................         7,408         22,947          503         4,972          1,829
                                             -----------   ------------   ----------   -----------   ------------   -----------

       Total deductions ..................     2,693,246      5,235,722      172,889     2,714,172      3,977,165     3,399,436
                                             -----------   ------------   ----------   -----------   ------------   -----------

       Net increase (decrease) ...........     5,529,924     21,266,057    7,576,010     2,182,104      7,018,294    (1,012,427)

Transfer from other plans ................       142,776      1,206,917                    264,200        774,414       253,313

Net assets available for benefits,
    beginning of year ....................    23,772,031     44,952,848           --    24,335,932     29,637,281    19,536,488
                                             -----------   ------------   ----------   -----------   ------------   -----------

Net assets available for benefits,
    end of year ..........................   $29,444,731   $ 67,425,822   $7,576,010   $26,782,236   $ 37,429,989   $18,777,374
                                             ===========   ============   ==========   ===========   ============   ===========

                                           Non-Participant
                                               Directed
                                               --------

                                              Viacom Inc.
                                             Common Stock
                                                 Fund           Total
                                                 ----           -----
Additions (deductions) to net assets
    attributed to:

    Contributions:
        Employee .........................                  $ 52,988,000
        Employer .........................   $ 15,519,294     15,519,294
        Rollover .........................                     5,316,453

    Investment income ....................        100,105     34,354,424

    Plan's interest in Master Trust
      investment income ..................                     5,592,790

    Net appreciation (depreciation) in
      fair value of investments ..........     23,352,432     69,865,447

    Interfund transfers and loan
      activity, net ......................       (753,692)            --
                                             ------------   ------------

       Total additions ...................     38,218,139    183,636,408
                                             ------------   ------------

Deductions to net assets attributed to:

    Participants benefits paid ...........     12,409,115     92,809,513

    Plan expenses ........................        794,578      1,280,414
                                             ------------   ------------

       Total deductions ..................     13,203,693     94,089,927
                                             ------------   ------------

       Net increase (decrease) ...........     25,014,446     89,546,481

Transfer from other plans ................        722,681      9,541,984

Net assets available for benefits,
    beginning of year ....................    119,891,799    566,051,602
                                             ------------   ------------

Net assets available for benefits,
    end of year ..........................   $145,628,926   $665,140,067
                                             ============   ============

               See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Viacom Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of Viacom International Inc. (the "Company"), a wholly-owned subsidiary of Viacom Inc.

Eligible employees may become participants in the Plan following the attainment of age 21 and completion of twelve months of employment service, generally measured from date of hire. In addition, part-time employees are eligible to participate in the Plan upon completion of one thousand hours of service within a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee (the "Administrator") appointed by the Board of Directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

On October 26, 1998 and November 27, 1998, the Company completed the sale of its music retail stores ("Music") to Wherehouse Entertainment, Inc. and its educational, professional and reference publishing businesses ("Non-Consumer Publishing") to Pearson plc, respectively. As a result, the Plan was amended such that the plan participants employed in these businesses were deemed to be fully vested in the value of their accrued benefits as of the respective dates of disposition.

Subsequent to the Music sale, the Plan participants from the Music business were entitled to the normal payment options offered to terminated employees.

On December 31, 1998, all of the assets held for the Plan participants from the Non-Consumer Publishing business, except for the assets held in the Certus Interest Income Fund, were transferred to a qualified plan sponsored by Pearson plc; the assets held in the Certus Interest Income Fund were transferred on January 27, 1999.

Effective January 1, 1997 the Savings and Investment Plan for Employees of PVI Transmission and Paramount Distribution Inc. merged with and into the Plan.

Effective January 1, 1997, Plan participant accounts in the Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam Investors Fund and the Putnam Income Fund were converted to a class of shares that are subject to a lower annual fund expense.

Investment and participant accounts

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Plan participants have the option of investing their contributions or existing account balances among the following funds:

Growth

Putnam S&P 500 Index Fund (effective July 1, 1997)

This fund invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. The fund is designed to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index.

Putnam Investors Fund

This fund seeks long-term growth of capital and any increased income that results from this growth. The fund is designed for investors seeking long-term growth of capital from a portfolio primarily consisting of quality common stocks.

Putnam Voyager Fund

This fund seeks capital appreciation by investing in a combination of stocks of smaller companies expected to grow over time as well as stocks of larger, more established corporations. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

Europacific Growth Fund

This fund, a registered investment company, is managed by the Capital Research and Management Company and invests in stocks of companies outside of the United States. Its performance will fluctuate with the value of the foreign exchange markets and the underlying stocks.

Viacom Inc. Common Stock Fund

This fund invests in shares of Viacom Inc. Class B Common Stock.

Growth and Income

George Putnam Fund of Boston

This fund seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

Putnam Fund for Growth and Income

This fund seeks capital growth and current income. The fund is designed for investors seeking long-term growth of capital from a portfolio primarily consisting of attractively priced stocks, offering the opportunity for capital growth while also providing current income.

Income

Putnam Income Fund

This fund seeks high current income consistent with what the Trustee believes to be prudent risk. This fund invests in a variety of bonds, including corporate bonds from creditworthy companies.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Capital Preservation

Certus Interest Income Fund

This fund is managed by Certus Financial Corporation and seeks to preserve principal and minimize market volatility while offering a competitive and predictable rate of return. This fund invests in guaranteed investment contracts and synthetic investment contracts. Synthetic investment contracts consist of benefit responsive wrapper contracts backed by investments which are held in the trust and owned by the Plan.

Each of the funds, except for the Certus Interest Income Fund, the Europacific Growth Fund and the Viacom Inc. Common Stock Fund are registered investment companies managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Viacom Inc. Common Stock Fund is also identified as a party-in-interest as it invests in shares of Viacom Inc. Class B Common Stock.

Investment elections are required to be in multiples of 5% of the amount contributed and can be changed at any time. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, to the extent participants exercise control over the investment of contributions, neither the Plan nor any other Plan fiduciary will be responsible for any losses which may occur.

Effective January 1, 1994, the Company and certain affiliated companies entered into a master trust agreement (the "Master Trust") with the Trustee to combine certain investments of the Plan, affiliated companies' plans, and, effective October 1, 1995, a separate Collective Bargaining Plan (the "CBP"). The Master Trust currently holds assets for the Plan and the CBP Plan. The Master Trust assets are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans. Note 8 sets forth the Plan's proportionate interest in the Master Trust, and certain financial information of the Master Trust.

Employer matching contributions are currently invested entirely in Viacom Inc. Class B Common Stock.

Loans to Participants

The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the prime commercial rate. Effective January 1, 1996, only one loan may be outstanding at one time. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principle residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts within each fund.

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. The employer's matching contribution is equal to (i) 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less at a specified date or (ii) 50% of the first 5% of annual compensation contributed on a before tax basis if base pay is greater than $65,000.

A new Plan participant is permitted to rollover into the Plan part or all of distributions from an individual retirement account, individual retirement annuity or another qualified plan.

The IRC limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $10,000 and $9,500 for 1998 and 1997, respectively. Total compensation considered under the plan, based on IRC limits, may not exceed $160,000 for 1998 and 1997. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. After January 1, 1996, the employer's matching contribution will vest at 20% per year of service, becoming fully vested after five years of service. Employees who on December 31, 1995 were participants in the Plan, or other defined contribution plans which were merged with and into the Plan effective January 1, 1996, will be covered by the vesting schedules in effect at that time if they are more favorable. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to pay administrative expenses and to fund future employer matching contributions. Employer matching contributions of $1,138,762 and $785,420 during the years ended December 31, 1998 and December 31, 1997, respectively, were forfeited by terminating employees before those amounts became vested.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 even if they are still employed.

Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

A participant may obtain a hardship withdrawal of vested portion of employer matching contributions and before-tax contributions (including the pre-1989 earnings thereon) provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

Plan Expenses

The Company pays for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class A Common Stock and Class B Common Stock are reported at fair value based on the quoted market price of the stock on the American Stock Exchange, Inc. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and synthetic investment contracts held by the Master Trust are reported at contract value. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 1998 and 1997. The loans outstanding as of December 31, 1998 and 1997 carry interest rates ranging from 6.5% to 12.5%. Cash and cash equivalents are valued at cost plus accrued interest, which approximate market value. Interest income is accrued as earned and divided income is recorded on the ex-dividend date.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SUBSEQUENT EVENTS

Effective May 1, 1999, the Plan participants from Blockbuster Inc. ("Blockbuster Participants"), a subsidiary of the Company, became covered by the Blockbuster Investment Plan, a defined contribution 401(k) plan sponsored by Blockbuster Inc. On April 30, 1999, the Plan's account balances of all Blockbuster Participants were transferred to the Blockbuster Investment Plan. Generally, the terms of the Blockbuster Plan are similar to those of the Plan.

On April 8, 1999, Viacom Inc. moved the listing of its stock to the New York Stock Exchange from the American Stock Exchange, Inc.

On February 25, 1999, the Board of Directors of Viacom Inc. declared a 2-for-1 common stock split, effected in the form of a dividend. The additional shares were issued on March 31, 1999 to shareholders of record on March 15, 1999. All common share and per share amounts have been adjusted to reflect the stock split for all periods presented.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                            December 31,
                                                            ------------
                                                        1998             1997
                                                        ----             ----

      Viacom Inc. Class B Common Stock............. $185,784,356    $173,098,699
      Putnam Voyager Fund..........................  111,423,581     123,864,587
      Plan's interest in Master Trust..............   92,315,381      88,386,734
      Putnam Fund for Growth and Income............   64,456,221      86,556,539
      Putnam Investors Fund........................   66,158,631      67,246,352


During 1998 and 1997 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

                                                       Year Ended December 31,
                                                       -----------------------
                                                        1998            1997
                                                        ----            ----

     Putnam Voyager Fund........................... $ 16,539,790   $ 19,762,227
     Putnam Vista Fund.............................      323,617        748,941
     Putnam Fund for Growth and Income.............    3,489,421      5,801,340
     Putnam U.S. Government Income Trust...........        3,802         38,504
     Europacific Growth Fund.......................    2,103,495        (76,754)
     George Putnam Fund of Boston..................      (53,804)     2,452,942
     Putnam Investors Fund.........................   20,518,683     10,582,763
     Putnam S&P 500 Index Fund.....................    2,807,179        385,476
     Putnam Income Fund............................     (704,081)       400,588
     Viacom Inc. Common Stock......................  132,475,225     29,769,420
                                                    ------------   ------------

         Net appreciation ......................... $177,503,327   $ 69,865,447
                                                    ============   ============

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

The Plan uses daily valuations and assigns units to participants within each of the respective funds. Total units, net asset value per unit and total net assets available for benefits in each fund were as follows:

                                                           Net Assets     Total Net
                                                         Available for       Assets
                                                         Benefits per    Available for
                    Fund                   Total Units       Unit           Benefits
                    ----                   -----------       ----           --------
At December 31, 1998:
---------------------
Participant Directed:
    Putnam Voyager Fund ..................   5,001,058       22.33       $111,654,223
    Putnam Vista Fund ....................     254,195       13.24          3,365,548
    Putnam Fund for Growth and Income ....   3,141,141       20.56         64,582,919
    Putnam U. S. Government Income Trust..      92,928       13.12          1,219,221
    Certus Interest Income Fund ..........  56,643,791        1.00         56,643,791
    Putnam Money Market Fund .............     354,016        1.00            354,016
    Europacific Growth Fund ..............     772,889       28.49         22,022,407
    George Putnam Fund of Boston .........     994,168       18.14         18,038,474
    Putnam Investors Fund ................   4,452,128       14.89         66,297,066
    Putnam S&P 500 Index Fund ............     365,092       29.13         10,634,576
    Putnam Income Fund ...................   2,206,849        6.95         15,337,093
    Viacom Inc. Common Stock Fund ........   1,115,883       37.31         41,628,886
    Loan Fund ............................          --          --         13,411,656
Non-Participant Directed:
    Viacom Inc. Common Stock Fund ........   4,245,370       37.15        157,731,619
                                                                         ------------
                                                                         $582,921,495
                                                                         ============
At December 31, 1997:
---------------------
Participant Directed:
    Putnam Voyager Fund ..................   6,421,181       19.34       $124,193,615
    Putnam Vista Fund ....................     300,378       11.98          3,598,512
    Putnam Fund for Growth and Income ....   4,425,181       19.60         86,752,687
    Putnam U. S. Government Income Trust..     106,491       13.08          1,392,901
    Certus Interest Income Fund ..........  88,479,921        1.00         88,479,921
    Putnam Money Market Fund .............     420,028        1.00            420,028
    Europacific Growth Fund ..............   1,042,612       26.12         27,237,315
    George Putnam Fund of Boston .........   1,631,298       18.05         29,444,731
    Putnam Investors Fund ................   5,982,771       11.27         67,425,822
    Putnam S&P 500 Index Fund ............     333,715       22.70          7,576,010
    Putnam Income Fund ...................   3,753,886        7.13         26,782,236
    Viacom Inc. Common Stock Fund ........   1,786,014       20.96         37,429,989
    Loan Fund ............................          --          --         18,777,374
Non-Participant Directed:
    Viacom Inc. Common Stock Fund ........   6,958,995       20.93        145,628,926
                                                                         ------------
                                                                         $665,140,067
                                                                         ============

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                         December 31,
                                                                                         ------------
                                                                                    1998             1997
                                                                                    ----             ----
      Net assets available for benefits per the financial statements ........  $ 582,921,495    $ 665,140,067
      Amounts allocated to withdrawing participants .........................       (826,511)      (3,626,021)
                                                                               -------------    -------------
      Net assets available for benefits per the Form 5500 ...................  $ 582,094,984    $ 661,514,046
                                                                               =============    =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

      Benefits paid to participants per the financial statements ............  $  92,943,544
      Add: Amounts allocated to withdrawing participants
         at December 31, 1998 ...............................................        826,511
      Less: Amounts allocated to withdrawing participants
         at December 31, 1997 ...............................................     (3,626,021)
                                                                               -------------
      Benefits paid to participants per the Form 5500 .......................  $  90,144,034
                                                                               =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998 but are not paid as of that date.

NOTE 6 - INCOME TAX STATUS

The Plan, as amended through January 1, 1998, received a favorable determination letter from the Internal Revenue Service, dated January 22, 1998, with respect to the qualified status of the Plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the IRC. The Plan has been amended since receipt of the determination letter. However the Company and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - TERMINATION PRIORITIES

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 8 - INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Master Trust was 99.4% at December 31, 1998 and 1997, and the allocated share of investment income was 99.4% and 99.1% for the respective years then ended.

The following table presents the fair value of investments of the Master Trust:

                                                            December 31,
                                                            ------------
                                                       1998             1997
                                                       ----             ----
      Guaranteed investment contracts ...........  $ 54,001,585    $ 41,304,438
      Synthetic investment contracts ............    22,521,317      41,580,832
      Putnam short-term investment fund .........    16,355,305       6,049,215
      Payable to other plan .....................   (35,742,504)             --
                                                   ------------    ------------
            Net Investments in Master Trust .....  $ 57,135,703    $ 88,934,485
                                                   ============    ============

Investment income of the Master Trust is as follows:

                                                      Year ended December 31,
                                                      -----------------------
                                                       1998            1997
                                                       ----            ----
      Guaranteed investment contracts ...........  $  3,570,814    $  2,092,953
      Synthetic investment contracts ............     1,566,581       3,086,620
      Putnam short-term investment fund .........       446,025         560,118
      Investment manager fees ...................       (89,454)        (97,518)
                                                   ------------    ------------
                Net Investment Income ...........  $  5,493,966    $  5,642,173
                                                   ============    ============

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 1998 and 1997, the fair value of such assets in the aggregate was $94,226,538 and $90,618,702 respectively, with an average yield of 6.31% and 6.42%, respectively. The return on assets for the year ended December 31, 1998 and 1997 was 6.46% and 6.61%, respectively. The synthetic investment contract interest rates are evaluated on a quarterly basis and may be reset when the expected cash flow characteristics of the underlying security change.

On January 27, 1999, as a result of the sale of Non-Consumer Publishing to Pearson plc described in Note 1, the Plan transferred the assets held in the Master Trust for the participants of Non-Consumer Publishing totaling $35,851,372 to a qualified plan sponsored by Pearson plc, including investment income earned subsequent to year end through the transfer date.

                                                                      SCHEDULE I

                             VIACOM INVESTMENT PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998
                                -----------------

                                                                  (c) Unit/ Principal
                                                                      Amount/Shares/
                                                                       Maturity and     (d) Cost of     (e) Current
(a)   (b)  Identity of issue, borrowing lessor or similar party       Interest Rates    Acquisitions         Value
           ----------------------------------------------------       --------------    ------------         -----
      Registered Investment Companies:
*        Putnam Voyager Fund....................................         5,001,058      $101,537,028    $111,423,581
*        Putnam Vista Fund......................................           254,195         3,225,014       3,365,548
*        Putnam Fund for Growth and Income......................         3,141,141        66,779,418      64,456,221
*        Putnam U.S. Government  Income Trust...................            92,928         1,203,388       1,219,221
*        Putnam Money Market Trust..............................           354,016           354,016         354,016
         Europacific Growth Fund................................           772,889        20,127,564      21,950,038
*        George Putnam Fund of Boston...........................           994,168        18,641,219      17,974,563
*        Putnam Investors Fund..................................         4,452,128        54,287,082      66,158,631
*        Putnam S&P 500 Index Fund..............................           365,092         8,753,877      10,562,118
*        Putnam Income Fund.....................................         2,206,849        15,655,468      15,293,462

       Common Stock Fund:
*        Viacom Inc. Class A Common Stock.......................           337,830         5,054,640      12,425,813
*        Viacom Inc. Class B Common Stock.......................         5,021,200        96,250,185     185,784,356
         Investments in Other...................................             2,223           202,297         606,828

       Plan's interest in Master Trust:
         Certus Interest Income Fund............................        92,315,381        92,315,381      92,315,381

                                                                    Various maturities
*     Loans to participants.....................................    and interest rates                    13,379,773
                                                                                                        ------------

                                   Total investments............                                        $617,269,550
                                                                                                        ============

* Identified as a party-in-interest to the Plan.

                                                                     Schedule II

                             VIACOM INVESTMENT PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998
                          ----------------------------

                                                                                 Expenses                Current Value
                                                                                 Incurred                 of Asset on
                            Description of    Purchase       Selling     Lease     with       Cost of     Transaction     Net Gain
Identity of Party Involved       Asset          Price         Price     Rental  Transaction    Asset          Date         (Loss)
--------------------------       -----          -----         -----     ------  -----------    -----          ----         ------
Single Transactions:

Viacom Inc. Class B........ 2,991,260 units               $101,889,791    N/A       N/A     $56,486,009   $101,889,791  $45,403,782

Putnam Voyager Fund........ 1,670,462 units                $34,444,918    N/A       N/A     $33,949,203    $34,444,918     $495,715

Series Transactions:

Putnam Voyager Fund........ 1,595,340 units  $33,301,245                  N/A       N/A                    $33,301,245
                            3,015,823 units                $62,248,241    N/A       N/A     $61,143,517    $62,248,241   $1,104,724

Putnam Fund for Growth
  & Income................. 1,202,401 units  $24,734,239                  N/A       N/A                    $24,734,239
                            2,486,725 units                $50,320,901    N/A       N/A     $52,939,145    $50,320,901  ($2,618,244)

Putnam Investors Fund...... 1,733,765 units  $22,618,426                  N/A       N/A                    $22,618,426
                            3,264,720 units                $44,223,160    N/A       N/A     $39,858,077    $44,223,160   $4,365,083

                                                                     Schedule II

                             VIACOM INVESTMENT PLAN

           LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (continued)
                          YEAR ENDED DECEMBER 31, 1998

                                                                                 Expenses                Current Value
                                                                                 Incurred                 of Asset on
                            Description of    Purchase       Selling     Lease     with       Cost of     Transaction     Net Gain
Identity of Party Involved       Asset          Price         Price     Rental  Transaction    Asset          Date         (Loss)
--------------------------       -----          -----         -----     ------  -----------    -----          ----         ------
Series Transactions
  (continued):

Viacom Inc. Class B........ 1,305,320 units  $35,947,420                  N/A       N/A                    $35,947,420
                            4,638,954 units               $149,219,871    N/A       N/A     $89,667,764   $149,219,871  $59,552,107

The above transactions and series of transactions are in excess of 5 percent of the current value of the Plan's assets as of December 31, 1997 as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

All of the above are parties-in-interest.

                                                                       Exhibit I

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-42987, 333-34125, Nos. 33-41934, 33-56088,
33-59049, 33-59141, 33-55173, 33-55709 and 33-60943) of Viacom Inc. of our
report dated June 28, 1999, included in part (a) of this Form 11-K as listed in the accompanying index.

PricewaterhouseCoopers LLP

New York, New York
June 28, 1999